EXHIBIT 99.1

Standard Lithium to Participate in Multiple Upcoming Investor Conferences

VANCOUVER, British Columbia, Nov. 18, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, will have senior leadership participating in multiple upcoming investor conferences.

The Company will be participating in the virtual Deutsche Bank Lithium and Battery Supply Chain Conference on Thursday, November 20, 2025, and the virtual Bank of America Critical Materials Conference on Monday, November 24, 2025.

Additionally, David Park, Chief Executive Officer and Director of Standard Lithium, will speak at Citi’s Basic Materials Conference in New York City, with a panel discussion being conducted on Wednesday, December 3, 2025, at 10:50 a.m. ET. Live access, along with a replay, will be available on the Standard Lithium Investor Relations website and via the following link: https://kvgo.com/2025-basic-materials-conference/standard-lithium-december.

The Company will be hosting one-on-one meetings during the conferences. Interested investors should contact their firm representatives or Standard Lithium Investor Relations at investors@standardlithium.com.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, mining recoveries, processing method and rates, production rates, capital and operating cost estimates, the projected life of mine and other expected attributes of the SWA Project, the IRR, regulatory or government requirements or approvals the use of non-GAAP measures in financial performance assessments, changes in exploration costs and government regulation in Canada and the United States, continued exploration of the Franklin Project, future expansion phases and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.